Exhibit 99.5
December [•], 2010
To Our Clients:
     We are sending this letter to you because we hold common shares, no par value (“Common Shares”), of Farmers National Bank Corp. (the “Company”) for you. The Company has commenced an offering of Common Shares pursuant to the exercise of non-transferable subscription rights (“Subscription Rights”) distributed, at no charge, to all holders of record of Common Shares at 5:00 p.m., Eastern Time, on October 25, 2010 (the “Record Date”). The Subscription Rights are described in the enclosed prospectus, dated December [•], 2010 (the “Prospectus”), and evidenced by a Rights Certificate registered in the name of the record holder of the Common Shares on which the Subscription Rights are being distributed
Summary Of The Terms Of The Rights Offering
•	You will receive one Subscription Right for each Common Share you owned as of 5:00 p.m., Eastern Time, on the Record Date. Each Subscription Right entitles you to a basic subscription right (the “Basic Subscription Right”) and an oversubscription privilege (the “Oversubscription Privilege”).

•	The Basic Subscription Right gives you the opportunity to purchase [•] Common Shares at a subscription price of $ [•] per share (the “Subscription Price”). Fractional Common Shares resulting from the exercise of the Basic Subscription Right will be eliminated by rounding down to the nearest whole Common Share. For example, if you owned 100 Common Shares as of 5:00 p.m., Eastern Time, on the Record Date, you would have received 100 Subscription Rights and would have the right to purchase [•] Common Shares for $ [•] per share.

•	In the event that you purchase all of the Common Shares available to you pursuant to your Basic Subscription Right, you may also choose to exercise your Oversubscription Privilege, subject to certain limitations and subject to allotment, to purchase a portion of any Common Shares that are not purchased by our other shareholders through the exercise of their Basic Subscription Rights.

•	The Rights Offering expires at 5:00 p.m., Eastern Time, on [•], 2011, unless the Company extends the period of the Rights Offering beyond such date or cancel the Rights Offering earlier. If you do not exercise your Subscription Rights before that time, they will expire and will not be exercisable for Common Shares.

•	Once you elect to exercise your Subscription Rights, you cannot change your mind and revoke your election.
     We are (or our nominee is) the holder of record of Common Shares held by us for your account.
     We can exercise your Subscription Rights only if you instruct us to do so.
     We request instructions as to whether you wish to have us exercise the Subscription Rights relating to the Common Shares we hold on your behalf, upon the terms and conditions set forth in the Prospectus.
We have enclosed your copy of the following documents:
1.	The Prospectus;

2.	the Instructions For Use Of Farmers National Banc Corp. Rights Certificate; and

3.	The Beneficial Owner Election Form.
     The materials enclosed are being forwarded to you as the beneficial owner of Common Shares carried by us in your account but not registered in your name. Exercises of Subscription Rights may be made only by us as the record owner and pursuant to your instructions. Accordingly, we request instructions as to whether you wish us to elect to subscribe for any Common Shares to which you are entitled pursuant to the terms and subject to the conditions set forth in the Prospectus. However, we urge you to read the Prospectus and other enclosed materials carefully before instructing us to exercise your Subscription Rights.
     Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise Subscription Rights on your behalf in accordance with the provisions of the Rights Offering.
     If you wish to have us, on your behalf, exercise the Subscription Rights for any Common Shares to which you are entitled, please so instruct us by completing, executing and returning to us the “Beneficial Owner Election Form” included herewith.
     If you have any questions, require any assistance in exercising your Subscription Rights, or require additional copies of relevant documents, please contact the information agent, BNY Mellon Shareowner Services, by telephone, if you are located within the U.S., Canada or Puerto Rico, at (866) 365-9071 (toll free) or, if you are located outside the U.S., at (201) 680-6575 (collect).

The Subscription Rights Are Exercisable Until 5:00 P.M. Eastern Time
On [•], 2011 Unless Extended Or Canceled Earlier.

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